                                                                                                                                    P.O. Box 2600

                                                                                                                                    Valley Forge, PA 19482-2600

                                                                                                                                    610-669-2689

                                                                                                                                    nathan_m_will @vanguard.com

September 20, 2012

Brion Thompson, Esq.

U.S. Securities & Exchange Commission                                           via electronic filing

100 F. Street, N.E.

Washington, DC 20549

RE:  Vanguard Malvern Funds (the “Trust”)

Dear Mr. Thompson,

This letter responds to your comments of September 6, 2012, on the post-effective amendment of the registration statement of the above-referenced Trust. You commented on Post-Effective Amendment No. 51, which was filed on July 24, 2012, pursuant to Rule 485(a), to register Vanguard Short-Term Inflation-Protected Securities Index Fund (the “Fund”), a new series of the Trust.

Comment 1:  Prospectus – Fund Name

Comment:       The SEC generally takes the position that a short-term bond fund should have a dollar-weighted average maturity of less than 3 years.  The target index for this Fund includes bonds with remaining maturities between 0 and 5 years.

Response:        We believe that the Fund’s investment program is entirely consistent with reasonable investors’ expectations for a fund that uses “short-term” in its name. The adopting release for rule 35d-1 states that the purpose of the rule is to prevent investment companies from adopting names that could mislead investors about a fund’s investments and risks.  In the adopting release, the SEC provided guidance that the dollar-weighted average maturity for a short-term bond fund should not exceed 3 years.  This is consistent with the Fund’s target index, which is intended by its sponsor to represent the short end of the inflation-protected securities spectrum and generally maintains a dollar-weighted average maturity of less than 3 years.  The Fund will maintain a dollar-weighted average maturity of less than 3 years consistent with the index.

                        For these reasons, we do not intend to change either the target index of the Fund or the Fund name at this time.  However, we have added language to the Prospectus indicating that the Fund will maintain a dollar-weighted average maturity consistent with that of the target index, which generally does not exceed 3 years.

0276415, v0.3

Brion Thompson Esq.

September 20, 2012

Comment 2:  Prospectus – Fund Summary

Comment:       Please add the appropriate portfolio turnover disclosure language to the Prospectus as required by Item 3 of Form N-1A.

Response:        We have added the language required by Item 3 of Form N-1A.

Comment 3:  Prospectus – More on the Fund

Comment:       You note in “Other Investment Policies and Risks” that the Fund may invest in derivatives, such as interest rate swaps.  Please describe how the Fund will “cover” its derivative contract obligations in accordance with the requirements of the 1940 Act.

Response:        A description of how the Fund will “cover” its derivative investments in accordance with the 1940 Act is available in the Statement of Additional information on page B-3 and B-4 under the headings “Borrowing” and “Senior Securities,” respectively, and on page B-5 and B-9 under the headings “Borrowing” and “Derivatives,” respectively.

0276415, v0.3

Brion Thompson Esq.

September 20, 2012

Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•                     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•                     Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•                     The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-2689 with any questions or comments regarding the above responses. Thank you.

Sincerely,

Nathan M. Will

Associate Counsel

The Vanguard Group, Inc.